File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

October 7, 2004

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-s(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Annual General Meeting Information filed September 13, 2004:
    - 2004 Annual Report and Letter to Shareholders dated September 13, 2004,
    - Audited Financial Statement for Year Ended April 30, 2004,
    - Information Circular, proxy and return card

2. Interim Report
   Three month Report ended July 31, 2004, filed September 27, 2004:
    - Financial Statement and Interim Management Discussion and Analysis

3. Company News Releases:
    - July 12, 2004 Change of Auditor filing documents
    - October 4, 2004 Activity Update

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements, Director

Encl.

dlw 10/21

Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

July 31, 2004

(Unaudited – Prepared by Management)

Note to Reader

These interim financial statements for the three months ended July 31, 2004 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	July 31, 2004	April 30, 2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 2c)	**$ 85,288**	$ 148,331
Accrued interest and other amounts receivable	**21,291**	23,305
Marketable securities (Note 3)	**76,592**	76,592
Prepaid expenses	**2,583**	3,029
	185,754	251,257
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 5)	**91,980**	93,338
Mineral Properties (Note 6)	**4**	4
	$ 282,738	$ 349,599
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**25,079**	25,949
Shareholders' and director's loans (Note 8)	**18,366**	22,698
	43,445	48,647
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**8,411,137**	8,407,559
Deficit accumulated in the exploration stage – Statement 2	**(8,171,844)**	(8,106,607)
	239,293	300,952
	$ 282,738	$ 349,599

ON BEHALF OF THE BOARD:

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds
Unaudited – Prepared by Management

	For the Three months ended July 31, 2004	For the Three months ended July 31, 2003
LOGGING ACTIVITIES		
Sale of timber	$ Nil	$ 302,526
Logging expense	Nil	6,829
Net logging income	Nil	295,697
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	47,204	63,213
	47,204	63,213
ADMINISTRATIVE COSTS		
Accounting, audit & legal	6,649	5,019
Advertising, promotion & printing	150	150
Amortization	325	386
Licenses, insurance, and transfer agent fees	2,430	2,291
Management, salary & wages (net of recoveries)	(566)	5,412
Office & sundry	782	698
Office building expenses	2,886	4,075
Stock compensation expense	3,578	Nil
Telephone	724	587
Travel and accommodation	1,566	3,967
	18,524	22,585
OTHER EXPENSES (INCOME)		
Interest and US Exchange adjustment	491	874
	491	874
GAIN (LOSS) FOR THE PERIOD	(65,237)	210,773
DEFICIT, BEGINNING OF PERIOD	8,106,607	7,921,225
DEFICIT, END OF PERIOD	8,171,844	7,710,452
Gain (Loss) per share, basic and diluted	$ (0.01)	$ 0.04
Weighted average number of Shares outstanding	6,265,611	5,097,611

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For the Three months ended July 31,2004	For the Three months ended July 31, 2003
Cash Flows from Operating Activities		
Loss for the period	$ (65,237)	$ 210,773
Add: Items not involving cash		
Amortization	1,357	1,158
Stock compensation	3,578	Nil
	(60,302)	211,931
Changes in non-cash working capital items:		
Decrease (increase) in prepaid amounts	446	3,065
Decrease (increase) in accounts receivable	2,014	(6,258)
Increase (decrease) in amounts due to directors	(4,332)	5,885
Increase (decrease) in accounts payable	(870)	10,373
	(63,044)	224,996
Cash Flows from Financing Activities		
Shares issued for cash	Nil	Nil
	Nil	Nil
Cash Flows from Investing Activities		
Purchase of marketable securities	Nil	(4,815)
Decrease (increase) in investments	Nil	8,312
	Nil	3,497
Increase (decrease) in Cash	(63,044)	228,493
Cash, and term deposits, beginning of period	153,331	130,750
Cash and term deposits, end of period	$ 90,288	$ 359,243
Supplementary Schedule		
Income taxes paid	$ Nil	$ Nil
Amortization of capital assets to mineral properties	$ 1,033	$ 772
Non-monetary transactions		
Shares issued for costs	$ Nil	$ Nil
Stock compensation	$ 3,578	$ Nil

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the three months ended July 31, 2004 and 2003
Canadian Funds
Unaudited – Prepared by Management

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has a working capital of $142,309 as at July 31, 2004 and has accumulated losses of $8,171,844. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 6,265,611 for net proceeds of $8,411,137 averaging $1.34 per share. The current trading range price is $0.17 to $0.20.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunctions with the audited financial statements as at April 30, 2004.

3. MARKETABLE SECURITIES

	July 31, 2004	July 31, 2004
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	**$ 76,592**	$ 71,777
Additions during the period	**Nil**	4,815
Closing balance – lowest recorded market price	**$ 76,592**	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has a director in common with the Company. The Company on July 31, 2004 owned 1,842,582 New Nadina common shares representing 13.84% of the issued shares. The quoted market value of the common shares was $230,323 on July 31, 2004.

4. INVESTMENTS

As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation (*Note 3)*.

5. PROPERTY, PLANT AND EQUIPMENT

				July 31, 2004	April 30, 2004
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$15,000	$ Nil	$15,000	$15,000
Paving	8%	5,460	2,640	2,820	2,878
Buildings	4%-5%	110,401	45,388	65,013	65,691
Mining equipment	30%	117,557	112,607	4,950	5,352
Office equipment	20%	53,972	49,787	4,185	4,405
Trailer	30%	21,861	21,851	10	10
Automobiles	30%	5,417	5,415	2	2
		$329,668	$237,688	$91,980	$93,338

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended July 31,2004	**Greenwood Area**	**DHK NWT**	**Silica Quarry 50%**	**Naket 50%**	**Total**
Amortization	**$ 1,033**	**$ Nil**	**$ Nil**	**$ Nil**	**$ 1,033**
Assaying					**Nil**
Assessment, filing fees, Membership	**555**				**555**
Direct charges – wages	**9,000**	**1,000**			**10,000**
Exploration costs i)	**22,564**	**2,880**	**400**		**25,844**
Field supplies	**186**				**186**
Legal & miscellaneous					**Nil**
Property costs & acquisition	**111**				**111**
Roadwork/reclamation	**4,216**				**4,216**
Storage (samples& equipment)	**1,669**				**1,669**
Property and Mineral taxes	**1,667**				**1,667**
Travel & accommodation	**1,280**	**643**			**1,923**
Total:	**$ 42,281**	**$ 4,523**	**$ 400**	**$ Nil**	**$ 47,204**

Exploration Expenditures by Property For the period ended July 31, 2003	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 772	$ -	$ -	$ -	$ 772
Assaying	351				351
Assessment, filing fees, Membership	1,375	1,250			2,625
Direct charges – wages	10,845	567	8	15	11,435
Exploration programs	16,950	900			17,850
Field supplies	395				395
Legal & miscellaneous	3,430	1,909			5,339
Property costs & acquisition	1,485				1,485
Roadwork/ reclamation	18,593				18,593
Storage (samples & equipment)	1,696				1,696
Property and Mineral taxes	1,704				1,704
Travel and & accommodation	968				968
Total:	$ 58,564	$ 4,626	$ 8	$ 15	$ 63,213

i) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; and allocation of office and overhead expenses relating to exploration activities.

Deferred Exploration Expenditures	Balance April 30, 2004	**Additions or write downs**	**Balance July 31, 2004**
Deferred Exploration	**$ Nil**		**$ Nil**
Acquisition Costs			
Greenwood Area	**1**	**Nil**	**1**
Arcadia (Skylark) – Greenwood Area	**1**	**Nil**	**1**
DHK Diamonds Inc. – NWT	**1**	**Nil**	**1**
Silica Quarry - Saskatchewan	**Nil**	**Nil**	**Nil**
Naket – Nunavut	**1**	**Nil**	**1**
Total Mineral Properties Deferred	**$ 4**	**$ Nil**	**$ 4**

a) **GREENWOOD AREA** - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** – Northwest Territories:

The Company owns an equal one-third interest in DHK Diamonds Inc. (DHK), a private company formed in the Northwest Territories and extra provincially registered in British Columbia. The other shareholders are Dentonia Resources Ltd. ("Dentonia") (1/3rd) and Horseshoe Gold Mining Inc.("Horseshoe") (1/3rd). Originally DHK acquired three claims blocks comprising 208,000 acres and subsequently DHK greatly reduced its mineral property tenure. Under a Shareholders Agreement among the three DHK shareholders, DHK must present an itemized budget and program for consideration prior to directors' meetings that are to be held at least once every six months. The Shareholders' Agreement states that working capital shall be raised through offering in writing to the shareholders pro rata in accordance with their respective shareholdings. The Company has contributed to all budgets presented and approved by the DHK directors and has maintained a 1/3 interest in DHK. The most recent Annual General Meeting of DHK was held on February 7, 2002, no financial statements were presented at that meeting and the most recent budget meeting was held March 5, 2003. A director of DHK representing Dentonia instructed DHK's accountant to prepare financial statements for the fiscal years 2001, 2002 and 2003. A dispute resurfaced as to the contents of these statements, primarily on the issue of shareholder loan balances. The Company and the other shareholders have had long held opposing views as to what advances have been made to DHK by them for which they should be reimbursed. On July 12, 2004, DHK produced a draft financial statement to January 31, 2004 for review. This and previous statements have not been approved by Kettle River's nominees to the Board of DHK as Kettle River disputes certain billings from the other shareholders and related parties, and maintains that they were made in contravention of the Shareholders' Agreement. On March 24, 2003, Kettle River stated to the DHK Board of Directors that it would not waive the appointment of an auditor for DHK. To date, no auditor has been appointed. Because DHK is similar to an incorporated joint venture, the Company has accounted for this investment as a regular mineral property transaction similar to Note 2(g). Therefore, all advances to DHK have been treated as mineral property costs. The Company is currently unaware of current activity in DHK, however there may be expenses since March 5, 2003 which the Company may be liable for. However, management believes that the Company would not be responsible for any such potential expenses because such expenses had not been approved as required by the DHK Shareholders' Agreement and consequently no amounts have been included in the accounts.

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37acre Silica Quarry Lease in Saskatchewan. The lease expires in November 2004 and an application for renewal will be submitted. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company and New Nadina Explorations Limited each own 50% participating interest in one claim in Nunavut. The Company is carried for the current program up to $80,000 in order to equalize previous expenditures. In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. from any discovery of a mineral deposit within the data area made prior to August 1, 2005.

7. SHARE CAPITAL

a) **Authorized**: 50,000,000 common shares without par value

b) **Issued and fully paid:**

	No. of Shares		Value
Opening balance:	5,353,611		$ 8,876,860
Less treasury shares at cost	(256,000)		(698,854)
Balance at April 30, 2003	**5,097,611**		**$ 8,178,006**
December 24, 2003 - private placement	**800,000**	1.	**160,000**
December 24, 2003 - broker shares	**18,000**	2.	**Nil**
February 4, 2004 - warrants	**350,000**	3.	**52,500**
Stock compensation to April 30, 2004	**Nil**		**17,053**
Stock Compensation – 3 months to July 31,2004	**Nil**		**3,578**
Balance at July 31, 2004	**6,265,611**		**$ 8,411,137**

Financings:

1. During the year ended April 30, 2004, the Company issued a non-brokered private placement for a total of 800,000 units at 20 cents, each unit comprising one common flow-through share and one non-flow-through share purchase warrant at 25 cents exercisable for 24 months expiring December 24, 2005. The hold period on the shares and warrants expired May 7, 2004. The flow-through funds were designated for Greenwood Area properties, mainly the Tam O'Shanter-Wild Rose gold project. As at July 31, 2004, proceeds received from flow-through shares were spent entirely on properties in the Greenwood Area.
2. Haywood Securities Inc. was issued a finder's fee commission of 6% represented by the issuance of 18,000 common shares.
3. Warrants issued February 28, 2002 for 350,000 common shares at $0.15 expiring February 4, 2004 were exercised for $52,500.

7. SHARE CAPITAL - continued

c) Warrants:

	Number	Price/share	Value	Expiry
Issued February 28, 2002	350,000			February 4, 2004
Exercised February 4, 2004	**(350,000)**	$0.15	$52,500	
Issued December 24, 2003	**800,000**	$0.25		December 24, 2005
Balance at April 30, 2004 and July 31, 2004	**800,000**			

d) Share purchase options:
The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at July 31, 2004 there were 400,000 (July 31, 2003 - 165,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18.

Summary of the Company's options at July 31, 2004:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding July 31, 2004	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
	400,000	Nil	Nil	400,000		

e) Stock based compensation

Effective May 1, 2003, the Company has prospectively adopted the new recommendation of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" (*Note 2i*). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

On September 24, 2003 the Company granted options to purchase up to 235,000 shares of the Company at an exercise price of $0.18 per share. The total value of the options granted was calculated to be $25,605 on the grant date. Since the options were granted under a graded vesting schedule, $20,631 of the fair value has been recorded in the Company accounts to date.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2004 and 2003
Unaudited – Prepared by Management

7. SHARE CAPITAL - continued

Comparative figures have been shown on a pro forma basis, as required.

		3 months ended July 31, 2004 *(i)*
Stock-based compensation	$	3,578
Loss for the period – as reported	$	(0.01)
Loss for the period – pro forma	$	(0.01)
Loss Per Share - Basic and Diluted		(0.01)
As reported	$	(0.01)
Pro-forma	$	N/A

(i) Recorded as an expense with the offsetting entry to share capital.
(ii) Disclosed as an expense on a pro forma basis only.

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Granted September 23, 2003
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	69.40 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2004, $18,366 is owed to directors.

For the period ended July 31st the Company incurred the following expenses with related parties:

	2004	2003
To two directors for telephone and office to offset expenses incurred in conducting company affairs and to one director for providing geological consulting services.	$ 1,200	$ 600
To a director who is an employee for office management, administration, investor relations, secretarial duties including accounting, and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples),	18,637	18,637
To a director who is also the president of the Company for geological exploration services, and exploration management and for equipment use and storage facilities for Company owned exploration equipments, drill core and samples,	20,137	18,938
Total	$39,974	$38,175

During the period $7,490 (2003 - $4,500) was recovered from a company that has one common director to offset office and secretary expenses.
The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2004 and 2003
Unaudited – Prepared by Management

9. SEGMENTED INFORMATION

		as at July 31,2004		As at July 31, 2004
Revenue by industry				
Logging	$	Nil	$	302,526
Exploration		Nil		Nil
	$	Nil	$	302,526
Net income (loss) by industry				
Logging	$	Nil	$	295,697
Exploration		(65,237)		(84,924)
	$	(65,237)	$	210,773
Assets by industry				
Logging	$	Nil	$	Nil
Exploration		282,738		536,103
	$	282,738	$	536,103
Property plant and equipment by industry				
Logging	$	Nil	$	Nil
Exploration		91,980		92,496
	$	91,980	$	92,496

FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS
FOR
KETTLE RIVER RESOURCES LTD.

Dated September 27, 2004

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

First Quarter Highlights and Mineral Project Activity

Kettle River's main objective is to make a mineral deposit discovery. Due to the land holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

During the quarter ended July 31, 2004 a total of $47,204 was spent on mineral property activities, significant costs are broken down by expenditures within properties in the Greenwood Area.

(refer to the Audited Financial Statement for full property details –accessible through the Company filings at www.sedar.com)

Greenwood Mining Division – Southern British Columbia

Phoenix Mine Area

During the period $20,828 was expended. Reclamation costs were $3,716, claim boundary location costs were $8,500, and recording of previous work programs and reports cost $4,530.

Phoenix Tailings property

Costs of $500 during the period relate to maintenance and the previous year costs of $23,062 relate to fencing. Reclamation and property improvements were funded from logging operations.

Bluebell-Summit Property

The property is mainly comprised of 20 Crown Grants where under surface title is held. No physical or contracted work other than prospecting was conducted during the quarter. Costs for storage of core and samples and mineral property taxes during the period were $1,214 and prospecting $800 compared to $1,159 the previous year.

Tam O'Shanter

Costs of $13,463 included $9,800 related to claim boundary location compared to costs of $10,816 the previous year were for $3,200 for staking, prospecting of $1,800, survey costs of $2,000 and filing and related fees were $2,272.

The actual drill program was completed prior to the April 30, 2004 year end. It consisted of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m and appears to be an extension of a zone at depth encountered in 1992 and 1995. Further drilling was recommended by J.M. Hutter, P. Geo in his final report and will be considered.

Niagara Property

The property consists of 23 units within 4 claims. Costs expended of $750 for claim boundary locations with previous year first quarter expenses of $1,625 consisting of prospecting and reviewing potential for further work.

Arcadia (Skylark) Property

Data obtained has been reviewed with a line cutting in preparation for a geophysical program this fall. Significant gold silver occurrences in a fault hosted serpentine zone found at the end of the 1980's operation require further testing. During the period, most claim boundary locations were re-established at a cost of $4,726.

Lac de Gras – Northwest Territories - DHK Diamonds Inc: (DHK):

WO Claim Block

On September 20, 2004, an amended WO JV Agreement covering Mining Leases SAS1, SAS2, and SAS3 was signed appointing Peregrine Diamonds Inc. (Peregrine) the operator and giving them an option to increase their interest to 54.475% from the current 38.475% by paying the entire cost and completing October 31, 2006 a 200 tonne bulk sample. Peregrine has advised they intend to proceed with acquiring the bulk sample from the Tli Kwi Cho (DO27) kimberlite and will proceed once permitting is received. The DHK participating interest, upon completion of the bulk sample will be reduced from the current 28.8% to 20%. Kettle River owns an equal 1/3 interest in DHK. Peregrine has purchased the former BHP Billiton interest in the WO Claim Block.

The Company reports contributions to budgets as exploration costs. During the period ended July 31, 2004, direct costs of $4,523 were incurred relating to amending the September 20, 2004. There have been no budget or program proposals presented by DHK during this quarter.

Pellatt Lake Property

Peregrine Diamonds Inc. has not provided an update or work proposal on this property during this quarter. Peregrine had reported they expected to conduct an airborne survey this fall and must complete the Falcon Survey by December 31, 2004 or forfeit the $16,270 advanced for the work bond on three of the claims. Prior to Dec. 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they complete a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for the DHK partners.

Monetary obligations of DHK under this option agreement are minimal. Three of the claims require being taken to lease and although under the agreement, DHK is required to keep the Property in good standing, they are not required to pay costs and fees for conversion of claims to lease. At this time, it has not been determined who is responsible for this cost.

Saskatchewan - 50%

The Company has recently initiated discussions with a company to explore the potential to further test and market the silica potential on this property. $400 was expended on research.

NAKET Project, Nunavut –50%

The property currently consists of one claim that contains an untested anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is currently carried for the current program up to $80,000 in order to equalize previous expenditures. The Company had no expenditures during the period.

Proposed Transactions

The Company has authorized the disposal of specific real estate, a residential dwelling, located in Greenwood. There is no further benefit for the Company to keep this residence. Proceeds will be applied to general funds.

Selected Annual Information-Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2003 and April 30, 2004 and with the Company's interim financial stat3ements and related costs.

The following table sets out financial information for the last 8most recently completed quarter of Kettle River. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Revenues from logging operations	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Assets	Total Liabilities
1st Quarter 2005	Nil	(65,237)	(0.01)	282,738	43,445
4th Quarter 2004	Nil	(87,777)	(0.02)	349,599	48,647
3rd Quarter 2004	(20)	(191,070)	(0.04)	344,807	22,031
2nd Quarter 2004	(240)	(117,308)	(0.02)	393,010	42,764
1st Quarter 2004	295,697	210,773	0.04	536,103	68,549
4th Quarter 2003	196,712	107,627	0.02	309,072	52,291
3rd Quarter 2003	94,103	33,368	0.01	279,209	130,055
2nd Quarter 2003	(7,160)	(1,755,283)	(0.34)	212,991	97,205

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the first quarter period ended July 31, 2004.

For the period ended July 31, 2004, the Company experienced a net loss of $65,237 or $0.01 per share compared to a profit of $210,773 or $0.04 per share the previous year, the change attributed to proceeds of $295,697 from logging operations. Logging income realized from sale of timber harvested from the Company's fee simple real estate holdings grossed $302,526 in the fiscal year 2004 and $315,792 in 2003. The Company does not anticipate logging income during the 2005 fiscal year.

Operating expenses of $65,728 for the period, arising from general and administrative costs plus property exploration costs decreased from $85,798 during the same period last year. Exploration decreased by $16,009 mostly as a result of reclamation and road costs of $14,377 the previous year. Administrative costs decreased by $4,061 and are reflected by an increase of $5,978 for recoveries, there was a general decrease in travel and office building expenses.

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. This change in accounting treatment increased expenses by $17,053 in the fiscal period ending April 30, 2004 with an additional amount of $3,578 during the 3 months ended July 31, 2004. The prior period's stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct

mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Investing Activities

There was no investing activities during the period.

Financing Activities

There were no financing activities during the period.

Liquidity

The financial statements for the period ended July 31, 2004 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At July 31, 2004, Kettle River had working capital of $142,309 compared to $202,610 at April 30, 2004.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2004 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who manages and conducts exploration invoices $400 per day according to programs conducted on specific properties. To an employee who is also a director, $6,000 per month is paid for office management, administration, investor relations, secretarial duties including bookkeeping, and assistance with certain exploration related tasks. Two directors are paid rental for providing storage facilities for exploration equipment and samples. Two directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $450 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with one director in common, in consideration for a monthly fee of $1,500. Miscellaneous charges, like telephone, postage, travel as well as extraordinary secretarial services are based on actual usage. At July 31, 2004, there is a receivable from New Nadina Explorations Limited for $20,422. Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2004, $18,366 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended July 31, 2004 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Subsequent Events

There were no subsequent events.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it.

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00666372)

Other Issuer Cover Page

Project #: 00666372

Filing Type: Change of Auditor Filings

Issuer Name: 00003601 Kettle River Resources Ltd.

Filing Subscriber Name: Kettle River Resources Ltd

Subscriber Information

Contact

Contact: Ellen Clements

Tel: (250)4456756 **Ext:**
Fax: (250)4452259

Email ID: kettle@direct.ca

Subscriber

Company Name: Kettle River Resources Ltd

User Name:

Userid: krrf0010

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Ontario	
Canadian Venture Exchange	

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00666372)

#8 July 12/04

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	07/12/2004 14:43:08
Alberta (ASC)	Filed with SEDAR	07/12/2004 14:43:08
Ontario	Filed with SEDAR	07/12/2004 14:43:08
Canadian Venture Exchange	Filed with SEDAR	07/12/2004 14:43:08

Submission List

Submission #	Submission Type	Date / Time
00000001	Change of Auditor Filings	07/12/2004 14:43:08

Document List

Cover letter
Access Public
Submission # 00000001
Client File Name C:\WINDOWS\Desktop\COA-krr\Certif.pdf

Letter from former auditor
Access Public
Submission # 00000001
Client File Name C:\WINDOWS\Desktop\COA-krr\GT-conf.pdf

Notice
Access Public
Submission # 00000001
Client File Name C:\WINDOWS\Desktop\COA-krr\Notice.pdf

Letter from successor auditor
Access Public
Submission # 00000001
Client File Name C:\WINDOWS\Desktop\COA-krr\SO-conf.pdf

File #82-000
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

July 12, 2004

Sedar filed
July 12/04
do N.R.

Grant Thornton LLP
PO Box 11177, Royal Centre
#2800 – 1055 West Georgia Street,
Vancouver, BC V6E 4N3

Dear Sir,

RE: Change of Auditor – Kettle River Resources Ltd.

As per National Policy 31 of the Securities Administrators, and as specified under Section 4.3, enclosed find copies for your records of the "Reporting Package" filed today.

Yours truly,

Ellen Clements

Enclosures

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

July 12, 2004

Staley, Okada & Partners,
Chartered Accountants
Ste 400 – 889 West Pender St.,
Vancouver, BC
V6C 3B2

Dear Sir,

RE: Change of Auditor – Kettle River Resources Ltd.

As per National Policy 31 of the Securities Administrators, and as specified under Section 4.3, enclosed find copies for your records of the "Reporting Package" filed today.

Yours truly,

Ellen Clements

Enclosures

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Facsimile: 250 445 2259

June 17, 2004

Grant Thornton LLP
PO Box 11177, Royal Centre
#2800 – 1055 West Georgia Street,
Vancouver, BC V6E 4N3

And

Staley, Okada & Partners,
Chartered Accountants
Ste 400 – 889 West Pender St.,
Vancouver, BC V6C 3B2,

Dear Sirs:

RE: Notice of Change of Auditor "Notice"

Pursuant to National Policy No. 31 of the Canadian Securities Administrators

The Company hereby provides notice pursuant to National Policy No. 31 (the "Policy") of a change of auditor by Kettle River Resources Ltd. (the "Company") from Grant Thornton LLP to Staley, Okada & Partners, Chartered Accountants.

The Company confirms that:

1. the Company has decided to change its auditor from Grant Thornton LLP (the "former auditors"), to Staley Okada & Partners, Chartered Accountants (the "successor auditors"). Consequently, on June 16, 2004, Grant Thornton LLP was asked by the Company to resign and Grant Thornton LLP submitted their resignation effective June 16, 2004. Staley Okada & Partners, Chartered Accountants has agreed to their appointment as new auditor of the Company.

   At the Annual and Special Meeting of Shareholders scheduled during October 2004, the Shareholders of the Company will be asked to approve the appointment of the firm of Staley Okada & Partners, Chartered Accountants as auditors of the Company;

2. there were no reservations contained in the Auditor's Reports for either of the Company's two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof;

3. the Company's audit committee and board of directors has participated in and approved the change of auditor for the Company and have also approved the appointment of Staley Okada & Partners, Chartered Accountants as successor auditor; and

4. in the opinion of the Company, no reportable events (as that term is defined in National Policy No.31) have occurred prior to date hereof.

The Company requests that each of Grant Thornton LLP and Staley Okada & Partners, Chartered Accountants provide the Company with a letter, in digital format, addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission stating whether or not it agrees with the above statements.

DATED at Greenwood, British Columbia, this 17th day of June, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS
Per:

Ellen Clements,
Director

File #82-000
Rule 12g3-2(b)

Grant Thornton

ant Thornton LLP
.nartered Accountants
Management Consultants

June 17, 2004

70-17447

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Ontario Securities Commission
Suite 800 – P.O. Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8

Dear Sirs:

Re: Change of Auditor

We have been provided with the *Notice of Change of Auditor* dated June 17, 2004 with respect to our resignation as auditor of Kettle River Resources Ltd. ("the Company"). Pursuant to Section 4.11, Paragraph (5)(a)(ii)(B) of National Instrument 51 – 102, we confirm our agreement with the information contained in the attached notice. This confirmation is based on our knowledge of the information at this date.

We understand that the *Notice of Change of Auditor*, along with this letter and a similar letter from Staley Okada & Partners will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next Annual General Meeting of Shareholders.

Yours very truly,

Grant Thornton LLP

CHARTERED ACCOUNTANTS
Gerry Leonard, C.A., Partner

Encl.

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N3
'604) 687-2711
,304) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

18 June 2004

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

- and -

Alberta Securities Commission
4th Floor, 300 Fifth Avenue S.W.
Calgary, Alberta T2P 3C4

- and -

Ontario Securities Commission
Suite 1900 – 20 Queen Street West
Toronto, Ontario V5H 3S8

Dear Sirs / Mesdames:

Re: Kettle River Resources Ltd. (the "Company")

We have read the Change of Auditor Notice of the Company dated 17 June 2004 and are in agreement with the statements contained in such Notice.

Yours truly,

STALEY, OKADA & PARTNERS

"Staley, Okada & Partners"

Chartered Accountants

CC: Kettle River Resources Ltd.

N:\Client Listing\500\530437\Word\2004\Ltr\Change of Auditor Ltr - BCSC, ASC & OSC - 2004-06-18.doc

CERTIFICATE OF OFFICER

In connection with the resignation of Grant Thornton LLP as the auditor of Kettle River Resources Ltd. (the "Company"), I, Ellen Clements, Secretary of the Company, hereby certify for and on behalf of the Company that the board of directors of the Company has reviewed the Company's notice letter to of Grant Thornton LLP and Staley, Okada & Partners, Chartered Accountants dated June 17, 2004 and their responses thereto, copies of which are attached hereto.

DATED at Greenwood, British Columbia, July 12, 2004

Ellen Clements, Secretary

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

June 16, 2004

Kettle River Resources Ltd.
Box 130
Greenwood, BC
VOH 1JO

26 - 17447

Attention: Ellen Clements

Dear Sirs:

Resignation as Company Auditor

As requested, we hereby submit our resignation as auditor of the company effective immediately to permit the appointment of another firm of Chartered Accountants as auditor of the company for its fiscal year ended April 30, 2004.

Yours very truly,

Grant Thornton LLP

CHARTERED ACCOUNTANTS
Gerry Leonard, CA, Partner

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, BC V6E 4N3
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

October 4, 2004

NEWS RELEASE

Activity update provided by George Stewart

Arcadia Property: (Skylark Mine) Greenwood Area – gold prospect

The Company plans geophysics to find gold zones. Close to the time the Skylark Mine was shutting down, drilling encountered gold occurring in a major fault called the Serp Zone. The fault-hosted mineralization has greater tonnage potential than the narrow silver vein mined in 1988. Selected results from published information regarding the fault, report Hole RC86-18 encountering 30 feet of 0.367 opt gold. Underground percussion holes within the fault, encountered in two separate holes 4 feet of 3.3 opt and 4 feet of 2.4 opt gold (Skylark Resources Ltd. News release June 9, 1989.) The shallow dipping fault structure is 30 to 100 feet wide and hosts serpentine, quartz veins, silicified mylonite and pyrite.

The Serp Zone is a fault-hosted zone of gold mineralization straddling our property boundary and the adjoining Snowshoe Property. It was previously tested by 25 surface diamond drill holes and 18 surface reverse circulation holes with varying results. Drilling and underground work at the Serp Zone have located free gold occurring in irregular quartz veins in serpentinite. A decline, completed in 1987, provided underground access to the zone and 21 underground percussion (test steel) drill holes were completed. Previous exploration was confined to the mine area leaving large areas unexplored. Gold is often found to be associated with pyrite and the upcoming geophysical program will be designed to locate pyrite zones within the fault. The large Phoenix property lies between the Arcadia Project and the active exploration of Gold City Industries; both projects are exploring and developing structural controlled gold deposits.

Diamonds

WO Claim Block- Northwest Territories

Peregrine Diamonds Inc. (Peregrine) has advised they will acquire a bulk sample from the Tli Kwi Cho (DO27) kimberlite to proceed once permitting is received. On September 20, 2004, an amended WO JV Agreement covering Mining Leases SAS1, SAS2 and SAS3 was signed appointing Peregrine the operator, giving them an option to increase their interest to 54.475% from the current 38.475% by paying the entire cost of a 200 tonne bulk sample. The DHK Diamonds Inc. (DHK) participating interest, upon completion of the bulk sample will be reduced from the current 28.8% to 20%. Kettle River owns an equal 1/3 interest in DHK. Peregrine has purchased the former BHP Billiton interest in the WO Claim Block.

The Tli Kwi Cho pipe was tested in 1994 by Kennecott Canada via an underground tunnel. The central and deeper portion of the pyroclastic phase of the kimberlite containing the better diamond grades as indicated by drilling was never tested. The 1994 sampling tunnel was abandoned due to

caving. A portion of the sample contained indications of the presence of larger stones, although insufficient diamonds were obtained to accurately reflect the pipe potential.

Pellatt Lake Property

Peregrine Diamonds Inc. reported they expect to complete the airborne survey this fall. Peregrine must complete the Falcon Survey by December 31, 2004 or forfeit the $16,270 advanced for the work bond on three of the claims. Prior to Dec. 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. After completing a 200 tonne bulk sample, they earn 65% of that target and a further 10% can be earned by arranging production cost financing for the DHK partner.

Kettle River is an equal 1/3 partner in DHK Diamonds Inc. ('DHK'). On the Pellatt Lake property, transferred by Kennecott Canada Exploration Inc. ('KCEI') 100% subject to a 1% NSR; DHK entered into an option agreement where Peregrine Diamonds may earn an interest in the property by flying a falcon gradiometer survey over the claims. The claims contain a diamondiferous dike and are located to the north of the Hardy Lake kimberlite field.

Administration Matters

The Company reports that statements and allegations made by Dentonia Resources Ltd. (refer to 9 month interim financial statement July 27, 2004 available on www.sedar.com) relating to DHK Diamonds Inc. shareholder advances and that they are owed $60,000 by Kettle River are unfounded and the Shareholders' Advances are erroneously stated. The financial statements quoted have not received director and shareholder approval. Kettle River has contributed equally to every DHK budget presented as governed by the Shareholder Agreement between Dentonia Resources Ltd., Horseshoe Gold Mining Inc. and Kettle River Resources Ltd. Further details pertaining to this dispute can be obtained from the Company.

In other matters, on July 12, 2004, the Company filed on Sedar a 'Change of Auditor Reporting Package.' At the request of the Company, Grant Thornton LLP resigned and Staley Okada & Partners, Chartered Accountants has replaced them as the auditors for the Company. Shareholders will be asked to approve the appointment at the Annual and Special Meeting of the Shareholders on October 22, 2004.

On Behalf of the Board,

"George Stewart"

George O.M. Stewart
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for adequacy or accuracy of this release.